SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 8, 2007

__________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

__________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- _____________

Enclosure: A press release dated August 8, 2007 announcing STMicroelectronics and Nokia’s intention to deepen their collaboration in 3G technology development.

Nokia and STMicroelectronics plan deeper ties

in 3G technology development

ESPOO, FINLAND and GENEVA, SWITZERLAND, August 8, 2007 —Nokia (NYSE: NOK) and STMicroelectronics (NYSE:STM) today announced their intention to deepen their collaboration on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution. The two companies also are negotiating a plan relating to transferring a part of Nokia’s Integrated Circuit (IC) operations to STMicroelectronics.

The multifaceted agreement will enable STMicroelectronics to design and manufacture 3G chipsets based on Nokia’s modem technologies, energy management and RF (radio frequency) technology and deliver complete solutions to Nokia and the open market.

At the same time, Nokia and STMicroelectronics are negotiating Nokia’s IC operations transfer plan and accordingly, in order to reorganize and effect the planned competence transfer, Nokia will start the personnel consultation process required by local regulations with its personnel representatives. The transfer is anticipated to concern approximately 200 Nokia employees in Finland and the UK, and it is estimated to take place during the fourth quarter 2007.

Nokia has also awarded ST a design win of an advanced 3G HSPA (high-speed packet access) chipset supporting high data rates, which would be the first contribution of the acquired IC design operations. This design win represents ST’s first win of a complete 3G chipset.

The collaboration between Nokia and STMicroelectronics is in line with the renewal of Nokia’s chipset strategy. Nokia will continue to develop its leading-edge modem technology, which includes protocol software and related digital design for WCDMA/GSM and its evolution. This modem technology will then be licensed to chipset manufacturers who will develop and produce chipsets for Nokia. These manufacturers will also be able to produce and sell to the open market chipsets based on Nokia’s modem technology.

“Nokia’s strategy will be to collaborate with its semiconductor partners for full chipset solutions,” said Niklas Savander, Executive Vice President, Technology Platforms, Nokia. “We have worked with STMicroelectronics for many years and the company is a perfect partner for this expanded collaboration.”

“We are excited about the possibilities that the intended IC technology transfer will bring us,” said Tommi Uhari, Executive Vice President and General Manager of ST’s Mobile, Multimedia & Communications Group. “The intended IC technology transfer, with the world-class engineering skills and licensing of Nokia’s world-

1

leading 3G modem technologies, will enhance our relationship with Nokia and will improve our competitive position.”

The effectiveness of the licensing agreement remains conditional on the completion of the contemplated transactions.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

Media enquiries:

Nokia,

Corporate Communications

Tel. +358718034900

Email: press.office@nokia.com

www.nokia.com

STMicroelectronics,

Maria Grazia Prestini	Michael Markowitz
Senior Director	Director of Technical Media Relations
Corporate Media and Public Relations	Tel: +1 212 821 8959
Tel: +41 2 29 29 69 45	michael.markowitz@st.com
mariagrazia.prestini@st.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 8, 2007	By:	/s/ CARLO FERRO
Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer